September 6, 2024

Christopher P. Kalnin
Chief Executive Officer
BKV Corporation
1200 17th Street, Suite 2100
Denver, CO 80202

       Re: BKV Corporation
           Amendment No. 12 to Registration Statement on Form S-1
           Filed August 28, 2024
           File No. 333-268469
Dear Christopher P. Kalnin:

       We have reviewed your amended registration statement and have the following comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No 12 to Registration Statement on Form S-1
Summary Historical Financial Information
Non-GAAP Financial Measures
Adjusted Free Cash Flow and Adjusted Free Cash Flow, Excluding CCUS, page 33

1. We note disclosure from the business section of your document explaining that your core business is to produce natural gas from your owned and operated upstream businesses, which are supported by four business lines: natural gas production; natural gas gathering, processing and transportation; power generation; and carbon capture, utilization and
       sequestration (   CCUS   ). Please explain to us why you believe
presenting a non-GAAP
       financial measure excluding the effects of one of your four business lines is a useful measure to investors. If you conclude the measure is useful and intend to continue to present it, please also address why you have chosen to exclude the CCUS business line, which you discuss in significant detail along with your CCUS projects throughout the prospectus, rather than one of the other three identified business lines.
 September 6, 2024
Page 2

        Please contact Mark Wojciechowski at 202-551-3759 or Jenifer Gallagher at 202-551-
3706 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch at 202-551-8749 or Karina Dorin at 202-551-3763 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Energy &
Transportation
cc:   Samantha Hale Crispin